

VIIT HEALTH

Non-Invasive Glucose & Biomarker Monitor for Wellness

viit.health   Mesa, United States   in   f   ⦾ | Technology | | Female Founder | | Healthcare | | B2C | | AI |

Highlights

VC-Backed
Raised $250K or more from a venture firm

13 Clinical Trials, 93% accuracy for regular blood glucose levels, 150 units already

1. requested

2. +$2.9M raised from leading private investors. $3M granted for R&D to background dev company.

3. Twice Grant Awardee by the Mexican National Council of Science and Technology

4. Massive Wellness market potential of $1.5 T and $966 B diabetes-related global health expenditure

5. Cutting-edge proprietary AI can detect Glucose, Oxygen, Pulse, Blood Pressure and potentially Lipids

6. Strategic alliances with Softeq Engineering, Atomic32, Pharmatics & Mexico City's Science & Tech Dpt

7. Supported by a leading US Family Office, Softeq Venture Studio and Mexico City's Health Department

8. National Winner & Global Finalist - out of 15,000 - in the 2022 Startup World Cup in Silicon Valley

Our Team



Luis Fernando Co Founder, CEO/CTO

Serial entrepreneur and social activist. Created a Venture Builder at 20 years old which now holds 7 different companies. Speaker at the UN General Assembly '18, winner of Santander Global Entrepreneurship Program 2020 and 2019 Paris Peace Forum awardee.

Sedentary lifestyles and unhealthy diets have made Type II Diabetes one the highest rising mortality causes in the world (second largest in Mexico). It has affected many people around us. We realize that the only way to change this and save lives is by raising awareness and promoting prevention through effective and regular monitoring.

awareness and promoting prevention through effective and regular monitoring.



Luis Gomez Co Founder & Corp Affairs

Corporate lawyer and computer vision entrepreneur. JD International Law at Harvard University and AMP at Harvard Business School. Top corporate management at Citibank Mexico, Shearman & Sterling, AT&T, Alestra, Chrysler, Daimler and Walmart.



Lorena de la Maza Co Founder & Medical Director

2x founder & social impact entrepreneur. Co-founded SolexVintel, AI tech for health and agroindustries. Studied Medicine at National Autonomous University of Mexico (U.N.A.M.) & received Masters in Microbiology from Mass General Hospital, Boston.



Sofia Alvarez Administration

Business Administration - ITAM. Serial entrepreneur with +10 years of experience in Human Resources, Operations and Business Management.



Adriana Monroy Guzmán Medical Research

Diabetes Prevention Clinic Director - San Angel Inn Hospital. Medical Professor - UNAM. Postdoctoral Fellow - UTHSCSA. PhD Biochemistry and Molecular Biology, MD - UNAM.



Antonio Garcia Bioengineering

PhD Chemical Engineering UC Berkeley. Former Associate Dean of Academic Affairs - Engineering NMSU. Foundation professor of Bioengineering at ASU. His expertise include surface and colloid chemistry for biomolecule identification and medical devices.



Gerardo Rioseco Business & Finance

Serial entrepreneur. Started a company at 21 years old and have founded 8 different companies so far. First responder for Mexico City earthquakes in 2017. Winner of several entrepreneurship awards. Former professional tennis player.



Iñaki González CFO/COO

2x SaaS founder (Sustainability & Logistics). Certified Investment Strategy Advisor by the Mexican Stock Exchange Association (AMIB). BA in Financial Administration, Business & Information Technologies. EU Business School - Major in Finance



AI-Assisted Wellness Monitoring for Diabetes Prevention and Beyond

Viit Health is back on WeFunder! We're here to complete our mission to deliver the future of point-of-care prevention and consumer healthcare: easier, faster and accessible wellness monitoring and disease prevention with - *significantly improved* - AI-assisted optical technology.

Bioviit® - *our brand new device* - is a unique portable biomarker monitor that uses light - *not pricking or consumables* - to accurately detect blood glucose, and also oxygen, pulse, temperature, blood pressure and other biomarkers to come.



Bioviit ®   (V3.0 - Q4 2024)

The one-of-kind artificial vision device for biomarker monitoring

Measures blood glucose, oxygen saturation, heart rate and blood pressure with light to improve wellness and prevent severe diseases

Powered by Proprietary Technology
- Near Infrared Spectroscopy (NIR)
- Photoplethysmography (PPG)
- Quantum Light Rotation (QLR)
- Computer Vision (AI)

Painless & Simple
Less cost (80% decrease - no consumables)
More accuracy (+13% for regular BG)





1 in 2 People in the World have Glucose Problems and Don't Know About it

With an increase in sedentary lifestyles and inequitable access to nutrition worldwide, Type II diabetes is a uniquely modern pandemic. There are more than 537 million diabetics worldwide, and there is 1 diabetes related death every 5 seconds. Furthermore, according to different studies, 1 in 2 people in the world already have glucose related problems and don't know about it, which if left unchecked, could not only lead to diabetes, but also cardiovascular diseases, alzheimer's or cancer.



537 Million Diabetics Worldwide

Diabetes is a Leading Cause of Death



Half the world population have glucose related issues

For every **4** diabetics there is **1** undiagnosed diabetic

Every **5 seconds** there is a glucose related death

High blood sugar also leads to **alzheimer's, cancer and cardiovascular diseases**







Current Blood Glucose Tracking
is Uncomfortable and Unsustainable

Diabetes is a chronic condition requiring painful daily finger pricks or uncomfortable and expensive monitors with tiny needles to keep track of blood glucose levels, and given that diabetics are already prone to nerve pain in the extremities, traditional glucometers are particularly painful for many patients, causing a struggle to maintain adequate blood glucose monitoring protocols in more than 60% of diabetics, and naturally driving other people away from developing a healthy prevention practice by checking their blood glucose levels regularly.

Prevention can only truly be achieved without pain

—

6 of **10** diabetics don't follow adequate treatment due to pain associated to measurement

Mexican Diabetes Federation (FMD)



Painful
80 - 85% accuracy
$1,400 year



Uncomfortable
80 - 83% accuracy
$4,200 year



Painful
95% accuracy
$60 per test
Lab Study



There's a Much Better way to Prevent
Diabetes and Improve Wellness

The proprietary tech behind Bioviit® is complex, but what it offers is simple: fast, accurate, and painless biomarker readings. With Near Infrared Transmittance Spectroscopy (NIR), Photoplethysmography (PPG), Quantum Light Rotation (QLR) and Artificial Intelligence (AI), Viit Health's proprietary consumer healthcare technology can be used for wellness monitoring to improve nutrition, athletic performance, focus, energy optimization and prevent severe health conditions such as diabetes and cardiovascular diseases.

There has recently been significant buzz in the non-invasive glucose detection space, and though certain technological approaches seem feasible, it's important to note that none have been proven to work effectively nor have they made it to market. We expect to have the shortest and clearest path to market - *end of 2024* - because of our flexibility, our commercial activation strategy towards point-of-care prevention and individual wellness, and most importantly, our preferable novel technology for accurately analyzing not only blood glucose, but potentially many more groundbreaking biomarkers like cholesterol or oxidative stress.



Proprietary Technology

Near Infrared Transmittance Spectroscopy (NIR)
1 Allows us to understand biochemical analytes by the light they absorb

Photoplethysmography (PPG)
2 Allows us to identify volumetric variations of the blood

Quantum Light Rotation (QLR)
Allows us to improve glucose prediction specificity 20x
3

Computer Vision (AI)
Allows us to analyze complex sparse datasets of the observed light to accurately predict the ammount or level of each identified biomarker
4



Bioviit is thoroughly Calibrated
and Currently Undergoing Validation

As Viit Health has improved and fine-tuned Bioviit® - *which is expected to outperform it's predecesor (Viit Gluco) surpassing it's 93% accuracy for regular Blood Glucose levels* - through more than 6 years of development and 13 clinical trials, we've achieved prestigious funding, institutional support and are currently undergoing final calibration and validation with Mexico's most advanced research & healthcare organizations.

Calibration
2017 - 2023

13 Clinical Trials

4 Product Iterations

+4,500 Patients Tested

+1M NIR Dataset


Mexican Metrology Center


Mexico City's Technology
& Innovation Department


Mexican Institute of Medical
Sciences & Nutrition


Mexican Council of Science
and Technology


Mexican Social Security
Institute

Validation
2024 - 2025

5 Clinical Trials   **+200M** NIR/PPG Dataset

+150K Patients   **FDA / COFEPRIS**

"This technology has shown high reliability when compared to puncture glucometer results. This endeavor is of great importance to Mexico City's Secretary of Health"

Dra. Lilia Elena Monroy
Director Medical Research
Mexico City's Secretary of Health

   



The Best way to Attack Diabetes

Bioviit® soon become available as a wellness and prevention device for as little as $350, and will be distributed via two primary channels to create the biggest impact and build a diverse revenue stream: 1) prevention campaigns and point-of-care wellness monitoring primarily among public institutions and private companies, and 2) wellness monitoring devices for personal use to improve metabolic health.

Prevention campaigns will require public health agencies to deploy massive glycemic level measurement infrastructure and be able to track people's progress and improvement overtime. Through early identification of people with pre-diabetes and those with consistent high sugar levels, we will help stop diabetes on its tracks, and assist in achieving Sustainable Goal #3 by 2030: Good Health and Wellbeing.



Bioviit ®
Wellness Device

$350 USD

Blood Glucose (mg/dl)

Oxygen Saturation (SpO2)

Heart Rate (BPM)

Blood Pressure (mmHg)

Simple Data Log (24 hrs)

Prevention
$500 mo

Biomarkers
Multiple Users
Historic Log per User
Wellness & Risk Scorecards
Wellness App Connection
Individual Wellness Reports



Wellness
$20 mo

Biomarkers
Historic Log
Glucose Curves
Wellness Scorecard
Risk Prediction
Recommendations

Diabetes Costs More than



Diabetes Costs More than
$966 Billion Dollars per Year

There is a massive need for Viit Health's tech. According to an estimation made by the International Diabetes Federation, there will be more than 643 million diabetics by 2030, and 783 million by 2045. If simple, affordable and accurate prevention technology is implemented, those numbers could drop significantly, alleviating a +$966 billion dollar burden for the global healthcare industry.



$966 B
Global Diabetes Related Health Expenditure

$29 B
Global Diabetes Devices Market - CAGR 8.2%

$1.5 T
Global Wellness Market CAGR 5-10%

2021	2030	2045	
537	643	783	Million **Diabetics** Worldwide
541	623	730	Million **Pre-Diabetics** Worldwide

International Diabetes Federation (IDF) / McKinsey & Co / Research & Markets



Scientific and Impact Institutions
Strongly Support Viit Health

Leading health experts and investors understand the true cost of diabetes and the need for better diagnosis and monitoring tools. It's why Mexican and American leading scientists and institutions, entrepreneurship organizations, engineering companies and global social investors have lined up behind Viit's work. It's the public consumer healthcare breakthrough the world's been waiting for.

Acomplishments & Support



Softeq Venture Sudio Investor & Accelerator	**Startup WorldCup** by Pegasus Tech Ventures	**Technology & Innovation Department** (Mexico City)	**Science & Technology Council** (Mexico)	**Mexican Institute of Nutrition**
Venture Studio Program '22 Firmware & Hardware	**Regional Winner '22** **Global Finalist '22** (4th) (out of 15,000)	**Selected Strategic Project Grant Recipient** (2)	**Grant Recipient** (2)	**Calibration & Validation Protocols**
Hardware & Firmware	Software	Research & Regulation	Calibration & Validation	Calibration & Validation
Investment & Strategy	Device Manufacturing	Component Manufacturing	Research & Calibration	Calibration & Validation

Experienced and Dynamic
Team with Humanitarian Spirit

ViiT Health is led by a rare team of financial savvy, scientific expertise, entrepreneurial moxy, and a desire to do good. By combining decades of corporate and scientific expertise with a modern sensibility for social impact entrepreneurship, our team is committed to our wellness consumers and investors alike.



Luis Fernando Gomez
CoFounder & CEO/CTO
- Serial Entrepreneur and Social Activist from Mexico City
- Created a Venture Builder at 20 years old which now holds 2 exits
- Speaker at the UN General Assembly 2018 and Paris Peace Forum 2019 Awardee
- Winner of Santander Global Entrepreneurship Program 2020

Luis Gomez Sanchez
CoFounder & Corporate Affairs
- Corporate lawyer and Computer Vision entrepreneur with 1 Startup Exit
- Juris Doctor International Law at Harvard University and AMP at Harvard Business School
- Top corporate management at Citibank Mexico, AT&T, Chrysler, Walmart, and more

• Top corporate management at Citibank Mexico, AT&T, Chrysler, Walmart, and more
• Founder of the Mexican Council for Global Business



Dr. Lorena de la Maza
CoFounder & Medical Director

• Microbiologist & Social Impact entrepreneur with 1 Startup Exit.
• Medical Doctor from National Autonomous University of Mexico (UNAM)
• Masters in Microbiology from Harvard Medical School - Massachusetts General Hospital
• Former Computer Vision for Health & Agroindustry Startup Founder



Iñaki González
COO/CFO

• 2x SaaS founder (Sustainability & Logistics)
• Certified Investment Strategy Advisor by the Mexican Stock Exchange Association (AMIB)
• BA in Financial Administration, Business & Information Technologies
• EU Business School - Major in Finance



Dr. Antonio Garcia
Bioengineering

• Bionanotechnology Researcher & Inventor
• PhD in Chemical Engineering at University of California, Berkeley. BS Rutgers University
• Associate Dean of Academic Affairs / George W Lucky Professor Chemical Engineering - NM State
• Foundation Professor of Bioengineering at Arizona State Univeristy



Revolutionizing Wellness Monitoring
and Severe Disease Prevention

Not only are we aiming to remove pain from biomarker detection and blood glucose tracking, but since Bioviit® works with novel optical techniques combined, which enable us to detect the full spectral footprint of the analyzed tissue, record its variations and analyze particular molecules, we are also paving the way for infinite consumer healthcare potential by measuring and tracking additional biomarkers, such as perfusion index, vascular aging, hydration, insulin, oxidative stress, cholesterol, triglycerides, and many more.

By the end of this year, Viit Health hopes to initially deploy Bioviit® as a prevention device for clinics, pharmacies, NGOs and governments in Mexico - *counting 150 requested units to date but aiming for many more in order to tackle a $7B local market -*, and shortly after it will be widely commercialized as a prevention device for organizational use in the US and Mexico. Once we establish commercial traction, Bioviit will be made available for personal use as a consumer healthcare device through existing wellness communities and well placed digital and physical points of sale. We're very excited to make our device widely available to everyone very soon!

available to everyone very soon.

2024	· Complete development Bioviit 3.0 · Final Calibration & Validation · 5 Clinical Protocols (150k patients) · Finalize Prevention & Wellness Applications
2025	· 150 units for BETA Prevention Campaigns · COFEPRIS/FDA approval for Pulse Ox / BP · Wellness Device Commercial Registration · Commercial Activation Prevention (+500 u)
2026	· Commercial Activation Wellness (+15K u) · US Expansion · Prevention Campaign Expansion · Additional Biomarker Integration
2027	· FDA approval for Blood Glucose and others (Medical Device) · Europe & Latin America Expansion

Forward looking projections cannot be guaranteed

Heart Rate
Temperature
Perfusion Index
Hydration
Antioxidants
Cholesterol
(LDL/HDL)

Blood Glucose
Oxygenation
Blood Pressure
Vascular Aging
Oxidative Stress
Tryglicerids
Insulin



Invest in the Tech that Could
Put a Stop to the Diabetes Pandemic

People deserve better options to track and monitor their health, and it's a tragedy that so many people worldwide are suffering and dying from Type II diabetes for preventable and controllable reasons. Viit Health's Bioviit® is here for the groundbreaking consumer healthcare tech development the world's been waiting for.

Invest in the future of consumer healthcare. **Invest in Viit Health.**



A glimpse of Viit Health's potential

	2024	2025	2026	2027	2028
Revenue	$ 202,500	$2,717,500	$12,944,185	$42,371,033	$79,927,471
COGS	$ 60,034	$217,981	$4,844,777	$13,105,333	$24,958,066
SG&A	$ 814,159	$1,080,773	$1,100,756	$1,229,203	$1,375,346
EBITDA	- $671,654	$1,418,740	$6,998,651	$28,036,164	$53,594,058
Devices	150	550	15,570	60,601	119,988

Forward looking projections cannot be guaranteed



Downloads



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